# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SunScout Holding Ltd, CIK 0002101240
CUSIP: G8589M106
Title of class of securities: Class A Ordinary Share, $0.0001 par Value
Address of issuer's principal executive offices: 112 KAIMANAWA STREET, 112 KAIMANAWA STREET, PALMERSTORN NORTH, New Zealand (Q2), 4414
Date of event which requires filing of this statement: 08/11/2026
Amends the filing with accession number 0002147707-26-000002
Filed by CIK 0002147707
Persons authorized to receive notices and communications: Marc Cywinski, 56 High Street, Unit 1, Charlestown, Massachusetts (MA), 02129, 6176553582

## Reporting persons
- Cywinski Marc (CIK 0002147707)
- Solerin Equity limited: sole voting power 5,360,000; shared voting power 0; sole dispositive power 5,360,000; shared dispositive power 0

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, $0.0001 par Value
Name of issuer: SunScout Holding Ltd
Address of issuer's principal executive offices: 112 KAIMANAWA STREET, 112 KAIMANAWA STREET, PALMERSTORN NORTH, New Zealand (Q2), 4414

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference. The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 5,360,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares, representing 23.20% of the voting power of the Issuers Class A shares, and 50% of the voting power of the Class B Shares. Percentage of beneficial ownership of the Reporting Persons is based on 23,100,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares of the Issuer. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i)Solerin Equity Limited
Sole Voting Power: 5,360,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Shared Voting Power:0.00
Sole Dispositive Power:5,360,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Shared Dispositive Power:0.00

(ii)Marc Cywinski
Sole Voting Power: 5,360,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Shared Voting Power:
Sole Dispositive Power: 5,360,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Shared Dispositive Power:0.00

## Signatures
- Cywinski Marc: Marc Cywinski, Individual (08/18/2026)
- Solerin Equity limited: Marc Cywinski, Chief Operations Officer (08/08/2026)